UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
   Washington, D.C. 20549

	Schedule 13D
Under the Securities Exchange Act of 1934
   (Amendment No.  4)*

First Financial Fund, Inc.
    (Name of Issuer)

       Common Stock
(Title of Class of Securities)

        320228 10 9
       (CUSIP Number)

Stephen C. Miller, Esq.
Krassa, Madsen & Miller, LLC
1680 38th Street, Suite 800
Boulder, Colorado  80301
(303) 444-5483
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

	December 27, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)

3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		Kansas


Number of		7.	Sole Voting Power	      1,795,100
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,795,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)

      7.29%

14.	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)

3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		Kansas


Number of		7.	Sole Voting Power		1,530,000
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,530,000
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,530,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)
      6.21%

14. 	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)

3.	SEC Use Only


4.	Source of Funds (See Instructions)  	Not applicable


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		United States


Number of		7.	Sole Voting Power	      0
Shares Bene-
ficially 		8.	Shares Voting Power	0
Owned by Each
Reporting		9.	Sole Dispositive Power	0
Person With
			10.	Shared Dispositive Power 	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X


13.	Percent of Class Represented by Amount in Row (11)
      0%

14.	Type of Reporting Person (See Instructions)

      IN


Amendment No. 4 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust") and the Lola Brown Trust No. 1B (the "Brown Trust"), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

The total amount of funds required by the Brown Trust to purchase the Shares as reported in Item 5(c) was $3,278,754.50.
Such funds were provided by the Brown Trust's cash on hand and margin borrowings under accounts maintained by the Brown Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated.


Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

		The Brown Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting
Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.


Item 5. 	Interest in Securities of the Issuer.

		No change except for the addition of the following:

(a)	As reported in its Semi-Annual Report dated November 3,
1999, for the period ending September 30, 1999, and filed with the Securities and Exchange Commission on December 9, 1999, the Company purchased 436,200 Shares which resulted in a reduction of the Shares outstanding as of September 30, 1999, to 24,628,781 Shares (the "Outstanding Shares"). The Trust is the direct beneficial owner of 1,795,100 Shares, or approximately 7.29% of the Outstanding Shares. The Brown Trust is the direct beneficial owner of 1,530,000 Shares, or approximately 6.21% of the Outstanding Shares.

	By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust and the Brown Trust. Mr. Horejsi disclaims all such beneficial ownership.

(c)	The table below sets forth purchases of the Shares by the
Brown Trust since December 22, 1999. Such purchases were effected by the Brown Trust on the New York Stock Exchange.



Date
Amount of Shares
Approximate Price
   Per Share
(exclusive of commissions)

12/22/99
49900
$7.5000
12/22/99
100
$7.5000
12/22/99
50000
$7.5000
12/23/99
50000
$7.4375
12/23/99
30000
$7.5000
12/23/99
21800
$7.4375
12/23/99
600
$7.3125
12/27/99
20000
$7.4375
12/27/99
7400
$7.4375
12/27/99
4800
$7.4375
12/27/99
50000
$7.4375
12/28/99
31300
$7.4375
12/28/99
20000
$7.5625
12/28/99
1200
$7.5000
12/29/99
20000
$7.5625
12/29/99
4000
$7.5625
12/29/99
30000
$7.5625
12/30/99
33000
$7.5625
12/31/99
13300
$7.6250



Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2000


/s/ Stewart R. Horejsi
Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the Ernest
Horejsi Trust No. 1B and the Lola
Brown Trust No. 1B.